July 21, 2020

VIA EDGAR

Lyn Shenk

Patrick Kuhn

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Trip.com Group Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed on April 9, 2020 (File No. 001-33853)

Response Letter Dated June 29, 2020

Dear Ms. Shenk and Mr. Kuhn:

This letter sets forth the Company’s response to the comment contained in the letter dated July 9, 2020 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2019 Form 20-F filed by the Company on April 9, 2020 (the “2019 20-F”). The comment is repeated below in bold and followed by the response thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2019

Operating and Financial Review and Prospects

Results of Operations

2019 compared to 2018, page 58

1.

Refer to prior comment 1. We note your response that the factors referenced in the 2019 20-F when discussing the trends, including the accommodation reservation revenue increase and the transportation ticketing revenue increase, were part of the Company’s efforts to address prior comments on the 2018 Form 20-F. However, you have not provide and analysis of those factors nor have you quantify those factors as required by Section III.B.4 of SEC Release No. 33-8350. Please revise your discussion accordingly.

The Company respectfully advises the Staff that it will add disclosure and analysis relating to the growth or decline of gross merchandise value (the “GMV”) of transactions conducted on the Company’s platform with respect to its main businesses in the nature of an online travel agency model in future filings of its annual report on Form 20-F, so as to disclose it as the key factor that causes revenues to increase or decrease for its major revenue components, to the extent applicable.

The Company respectfully advises the Staff that it will include the following analysis of specific factors that impacted revenues to increase in 2019, as compared to 2018, and will follow such analysis approach for any subsequent periods in future filings of its annual report on Form 20-F:

Revenues from its accommodation reservation business increased by 17% to RMB13.5 billion in 2019 from RMB11.6 billion in 2018, primarily due to an increase in the gross merchandise value (“GMV”) of its accommodation reservation business by [    ]% in 2019, as compared to 2018, resulting from the extensive reach of the Company’s brands and the provision of diversified accommodation choices to prospective customers; revenues from its transportation ticketing business increased by 8% to RMB14.0 billion in 2019 from RMB12.9 billion in 2018, primarily due to an increase in the GMV of its transportation ticketing business by [    ]% in 2019, as compared to 2018, resulting from increased demands for international air tickets and ground transportation tickets.

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If you have any additional questions or comments regarding the 2019 20-F, please contact the undersigned at +86.21.3406.4880 ext. 12202. Thank you.

Very truly yours,

/s/ Cindy Xiaofan Wang
Cindy Xiaofan Wang
Chief Financial Officer and Executive Vice President
Trip.com Group Limited

cc:	James Jianzhang Liang, Executive Chairman, Trip.com Group Limited

Min Fan, Vice Chairman and President, Trip.com Group Limited

Jane Jie Sun, Chief Executive Officer and Director, Trip.com Group Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP